CERTIFICATE OF NOTIFICATION

                                    Filed by

                              THE SOUTHERN COMPANY
                             SOUTHERN POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated September 26, 2003 in the matter of File No. 70-9701.

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The Southern Company (Southern) and Southern Power Company (Southern Power)
hereby certify to said Commission, pursuant to Rule 24, as follows:

         1. On May 24, 2004, the payment of a dividend out of capital surplus to Southern by Southern Power in the amount of $113,000,000, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith is the following exhibit:

         Exhibit A - Opinion of Balch & Bingham LLP, dated June 7, 2004.


Dated:   June 7, 2004                                THE SOUTHERN COMPANY


                                                     By /s/Tommy Chisholm
                                                         Tommy Chisholm
                                                    Corporate Secretary and
                                                      Assistant Treasurer


                                                     SOUTHERN POWER COMPANY


                                                     By /s/Tommy Chisholm
                                                         Tommy Chisholm
                                                            Secretary